ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

June 12, 2017

Via E-Mail

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	ZK International Group Co., Ltd.

Registration Statement on Form F-1

Submitted May 24, 2017

File No. 333-218198

Dear Ms. Long:

We are in receipt of your comment letter dated June 1, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Prospectus’ Outside Front Cover Page; Underwriting, page 85

1.	Disclosure on the prospectus’ outside front cover page that all funds will be returned promptly to investors within three business days if you do not sell at least 1,000,000 ordinary shares by September 30, 2017 is inconsistent with disclosure in the underwriting section that all funds will be returned promptly to investors within five business days if you do not sell at least 1,000,000 ordinary shares by September 30, 2017. Please reconcile the disclosures.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revise the disclosure on the cover page to clarify that all funds will be returned promptly to investors within five business days if we do not sell at least 1,000,000 ordinary shares by September 30, 2017. In addition, we respectfully include the executed escrow deposit agreement with Signature Bank as Exhibit 10.18 to the amended registration statement.

We are substantially dependent upon our senior management…, page 17; Management, page 63

2.	Disclosure that Mr. Jiancong Huang is your interim chief financial officer is inconsistent with disclosure in the management section and elsewhere that Ms. Shaochai Yang is your chief financial officer. Please reconcile the disclosures.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 17 to clarify that Mr. Jiancong Huang is currently our Chief Executive Officer and Chairman of the Board.

We plan to have a classified board structure..., page 27; Board of Directors, page 64; Director Compensation, page 67

3.	Your risk factor discloses that you will have a classified board structure, but your revised disclosure in the board of directors section does not confirm this. Please clarify whether you plan to have a classified board structure, and in your disclosures regarding the board of directors, ensure that you state the date of expiration of the current term for each director.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that we do not plan to have a classified board structure and therefore have removed the risk factor on page 27. We have further revised our disclosure on pg 67 to state that the current term of each director expires upon one year.

Board Committees, page 65

4.	Identify the members of each board committee, and indicate the chair of each board committee.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we provide the members of each board committee and respective chair on page 65 of the amended registration statement. We also provide such information below for the Staff’s review.

•	Audit Committee: Min Ni (Chair), Linge Zhou, Lei Zhao

•	Compensation Committee: Min Ni (Chair), Linge Zhou, Lei Zhao, Di Chen

•	Nomination Committee: Lei Zhao (Chair), Min Ni, Linge Zhou

•	Governance Committee: Linge Zhou (Chair), Lei Zhao, Min Ni,

•	Enterprise Risk Oversight Committee: Jiancong Huang (Chair), Lei Zhao, Min Ni, Linge Zhou, Guolin Wang

Compensation Committee, page 66; Governance Committee, page 66

5.	Disclosure indicates that the compensation committee is to review and make recommendations about all forms of compensation to be provided to your directors and executive officers. Disclosure indicates also that the governance committee is to review matters of compensation and recommend awards under your long term and short term incentive plans. Elaborate on how the compensation committee and the governance committee will coordinate what appear to be joint compensation responsibilities.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that it is Company’s understanding that the SEC has mandated new rules to ensure the accuracy of disclosing executive compensation pursuant to Item 402(c)(2)(x) of Regulation S-K. Smaller reporting companies, and foreign private issuers such as our company would not be subject to the requirement. We respectfully take the position that our Compensation Committee has an obligation to our shareholders to ensure that c-suite level compensation and employee stock option award programs, if any, accurately reflect the performance of our company. Conversely, the Governance Committee, while the responsibilities of which may appear joint in nature with that of the Compensation Committee, is to review any “red flags” or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the Board of Directors. The committees themselves, at times, may be collaborative but will not coordinate as the process is intended to be a “checks and balance” approach. It is being set up as an internal control mechanism that would safeguard against fraud and errors due to omission. (pg 66)

Underwriting, page 85

6.	We note your response to comment 9 in our April 20, 2017 letter. Please revise your discussion of the escrow agreement to identify correctly the escrow agent. Your current disclosure references Signature Bank.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that Signature Bank will act as the escrow agent for this offering. In addition, we respectfully include the executed escrow deposit agreement with Signature Bank as Exhibit 10.18 to the amended registration statement.

Financial Statements

General

7.	We remind you that if your filing does not become effective by June 30, 2017, you will need to update your financial statements to include unaudited financial statements for the six months ended June 30, 2017. Refer to Rule 3-12 of Regulations S-X and Item 8.A.5 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully note the Staff’s comment. We also respectfully advise the Staff that our fiscal year end is September 30 and therefore our six-month unaudited interim financial statements would be as of March 31, 2017.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

ZK International Group Co., Ltd.

By:	/s/ Jiancong Huang
Name:	Jiancong Huang
Title:	Chairman of the Board & Chief Executive Officer